CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY


     Pursuant to order of the Securities and Exchange Commission dated June 30, 1997 in the matter of File No. 70-8949.


       Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

       1. A Loan Agreement dated as of July 1, 1997 was made and entered into by and between the Company and Escambia County, Florida ("Escambia County"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated July 1, 1997 in the principal amount of $37,000,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       2. A Loan Agreement dated as of July 1, 1997 was made and entered into by and between the Company and Jackson County, Florida ("Jackson County"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated July 1, 1997 in the principal amount of $3,930,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       3.     Filed herewith are the following exhibits.

              Exhibit A   -  Loan Agreement between Escambia County and the
                             Company, dated as of July 1, 1997.

              Exhibit B   -  Loan Agreement between Jackson County and the
                             Company, dated as of July 1, 1997.

              Exhibit C   -  Trust Indenture of Escambia County, dated as of
                             July 1, 1997.

              Exhibit D   -  Trust Indenture of Jackson County, dated as of
                             July 1, 1997.



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              Exhibit E   -  Subordinate Land Deed of Trust among the
                             Company, Ben H. Stone, as trustee, and Escambia County, dated July 1, 1997.

              Exhibit F   -  Subordinate Land Deed of Trust among the
                             Company, Ben H. Stone, as trustee, and Jackson
                             County, dated July 1, 1997.

              Exhibit G   -  Opinion of Beggs & Lane dated July , 1997.



Dated: July 14, 1997                 GULF POWER COMPANY


                                     By     /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary